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                                 May 18, 2021

       Keith L. Horn
       Chief Executive Officer
       Forest Road Acquisition Corp.
       1177 Avenue of the Americas, 5th Floor
       New York, NY 10036

                                                        Re: Forest Road
Acquisition Corp.
                                                            Correspondence
Filed May 14, 2021
                                                            Registration
Statement on Form S-4
                                                            File No. 333-253136

       Dear Mr. Horn:

              We have reviewed your correspondence filed May 14, 2021 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Correspondence Filed May 14, 2021

       Tax Consequences of the Business Combination For Holders Who Do Not Elect to Redeem,
       page 286

   1. We note your proposed revised disclosure regarding the material tax consequences of the merger. Given you have
opted to use a short form tax opinion, please further revise your disclosure in this
section to explicitly state that it is the opinion of counsel. Refer to Staff
                                                        Legal Bulletin No. 19
Section III.B.2.
 Keith L. Horn
FirstName
Forest RoadLastNameKeith  L. Horn
            Acquisition Corp.
Comapany
May        NameForest Road Acquisition Corp.
     18, 2021
May 18,
Page 2 2021 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Joshua Englard, Esq.